UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Date of Event Reported: February 03, 2012

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On February 03, 2012, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) intimated to the Indian Stock Exchanges in which the Company shares are listed, that on February 02, 2012 the Company had received a provisional attachment order dated January 30, 2012 from the Additional Commissioner of Income Tax, Central Range – 3, Hyderabad attaching land and buildings of the Company under section 281B of the Income Tax Act, 1961.

The Company also received the interim order High Court Order dated January 31, 2012 in the writ petitions filed by the Company inter alia questioning the Orders of CBDT and the Draft Assessment Orders, wherein the High Court listed the matter on February 28, 2012 and ordered the parties to maintain status-quo as on date. The said order also directed that the Bank Guarantee furnished by the Company will not be encashed by the Revenue until further orders.

The Company is examining various legal options to challenge the Order of ACIT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Company Secretary

Date: February 03, 2012